IMC Reports First Closing of the Panaxia Acquisition and Provides Update on Canadian Business Activities

Launches WAGNERS brand with new cultivars and SKUs

MYM shareholder meeting set for July 5, 2021

Substantially completes loan portfolio run-off and realizes a 24% IRR

Toronto, Canada, Glil Yam, Israel, June 1, 2021 - IM Cannabis Corp. ("IMC" or the "Company") (CSE: IMCC, NASDAQ: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sector with operations in Israel, Germany and Canada, is pleased to provide the following update.

First Closing of the Panaxia Transaction

As announced on April 30th, the Company's fully owned Israeli subsidiary, IMC Holdings Ltd., signed a definitive agreement with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies ("Panaxia") (TASE: PNAX), Israel's largest manufacturer of medical cannabis products, pursuant to which IMC will acquire Panaxia's trading house and in-house pharmacy activities. This agreement will combine its home-delivery services online pharmacy business operating under the name Panaxia to the Home and customer service center, along with certain distribution assets, and an option to purchase a pharmacy with licenses to sell medical cannabis to patients  from Panaxia.

Panaxia to the Home currently stocks the largest medical cannabis products selection in Israel, which it offers to patients across the country through an online platform with temperature-controlled home delivery. Panaxia to the Home also operates a customer service center for patient support, as well as a team of skilled pharmacists who specialize in providing targeted counseling to patients on how best to use medical cannabis products. Upon the first closing announced today, all online-related activities and intellectual property are transferred to the Company, including, but not limited to, the online sales platform for medical cannabis products, a CRM platform and use of a large storage facility to support the operations of Panaxia to the Home.

"This is an important first step in the implementation of our Israeli retail strategy," said Oren Shuster, CEO of IMC. "The reason we started with the Panaxia acquisition is that its distribution spans nationwide across Israel. We are on track to realizing the Company's global revenue and margin potential through the expansion of its multi-country operating platform."

The second closing, which is subject to Israeli Ministry of Health ("MOH") approval, is expected to occur before July 30, 2021, or upon receipt of MOH approval.

* All figures are in $  CAD

Canadian Operations Update

Since the end of Q1 2021, Trichome JWC Acquisition Corp ("TJAC"), IMC's Canadian indirectly wholly owned subsidiary, has achieved numerous commercial and operational milestones:

  The formal launch of TJAC's new WAGNERS adult-use brand (link to website) has now begun. Following the successful soft launch in late Q1 2021, the WAGNERS brand continues its rollout, with products expected to be available in Ontario, BC, Alberta, Saskatchewan, New Brunswick, and PEI by the beginning of June.

  As part of the roll-out of the WAGNERS brand, TJAC has increased its offering of premium dried flower and pre-rolled SKUs to a total of four high-value strains, with a number of others launching in late 2021.

  In addition to new dried flower and pre-rolled offerings under the WAGNERS brand, TJAC is launching new concentrate SKUs, including a larger format Soap Bar Hash offered in 2g and 4g sizes, and an Afghani Soft Black Hash to be launched in Q2.

  Operationally, TJAC made significant strides in cultivation and processing. For May 2021, TJAC harvested 8,000 plants for the month, up from an average of 2,000 plants harvested per month in Q4 2020, on pace to an annualized production rate of approximately 7,000 kilograms of flower in the second half of 2021.

"The WAGNERS brand reflects our organization's culture, shared values and the principles of hard work and perseverance that are so evident in the surrounding Tri-Cities community," said Ross Hendry, Head of Sales & Marketing, TJAC. "We believe in delivering high quality product at a fair price, while being a better partner to our customers and over delivering for the consumer every day. The WAGNERS brand, sold through TJAC, is a great addition to IMC's portfolio as it extends our reach in the adult-use recreational market and advances our expansion strategy in the Canadian market."

Update on MYM Transaction

On April 1, 2021, the Company announced that it had entered into a definitive agreement (the "Arrangement Agreement") to acquire MYM Nutraceuticals Inc., (CSE: MYM) (OTCQB: MYMMF) ("MYM") and its licensed producer subsidiary, Highland Grow Inc ("Highland Grow"), pursuant to a plan of arrangement to be completed under the Business Corporations Act (British Columbia) (the "Transaction").

The Transaction was evaluated and recommended by an independent committee of directors of MYM (the "Special Committee"), who received independent financial and legal advice. In the arrangement agreement entered into in connection with the Transaction, the MYM board agreed with IMCC to include a recommendation in the circular to be mailed that MYM shareholders vote in favo r of the Transaction.

IMC has entered into voting support agreements with shareholders representing 44.4% of all shares outstanding, or 162.7 million shares, prior to the mailing of the circular and proxy and voting information form.  A total of 66 & 2/3rds of all common shares voted is required to approve the Transaction as well as a majority of the minority vote in accordance with Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

Key dates with respect to the Transaction are as follows:

  May 31, 2021 - Record Date

  June 8, 2021 - Mailing of meeting materials to beneficial holders as of the Record Date

  June 30, 2021 - Proxy voting cutoff date

  July 5, 2021 - Shareholder meeting

  On or about July 7, 2021 - closing

Shareholders of MYM with questions regarding the Transaction can call toll-free (800) 232-0316 or email inquiries@dfking.com.  Investors can also visit (link) to learn more about the benefits of the Transaction.  Information regarding MYM and the Transaction is also available at www.sedar.com

Loan Portfolio Update

IMC is pleased to announce that its wholly-owned subsidiary, Trichome Financial Corp. ("TFC") has substantially completed the run-off of its loan portfolio, having received net cash proceeds of $7.9 million from the early-settlement of loans to Good Buds and Heritage Cannabis Holdings Corp (CSE: CANN).  The total outstanding loans as of May 31, 2021 total $0.9 million and are expected to run-off by the end of Q3 2021.

TFC realized a weighted average internal rate of return of approximately 24% on its loan portfolio since inception.  Going forward, TFC will focus exclusively on supporting TJAC, integrating MYM and future M&A opportunities in North America.

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU GMP-certified medical cannabis processor and distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. (d/b/a "JWC"). JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and Wagners brands. JWC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. On March 31, 2021, IMC entered into a definitive agreement to acquire MYM and its licensed producer subsidiary, Highland Grow Inc. This transaction, if completed, will reinforce IMC's goal of being a leading global premium cannabis producer and purveyor.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical is an "investee" of the Company under IFRS (as defined below) due to the Company's "de facto control" over Focus Medical despite not having any direct or indirect ownership of it. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with six other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to plans regarding TJAC's future operations and brands, the completion of the acquisition of MYM, timing on the run-off of TFC's remaining loan portfolio and the Company's business and strategic plans.

Developing forward-looking information involves reliance on several assumptions and considerations of certain risks and uncertainties, some of which are specific to IMC and others that apply to the industry generally. Such assumptions include, but are not limited to, the ability of the Company to execute its business plans prior to and following the completion of the MYM Transaction; the continued growth of the medical and recreational cannabis markets in Israel, Canada, Germany and elsewhere in Europe; IMC maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10; Focus Medical maintaining its existing Israeli cultivation license and other business permits in the State of Israel; the continuing strength and appeal of the IMC brand; future opportunistic acquisitions becoming available to the Company in the North American cannabis market and the expected legalization of adult-use recreational cannabis in Israel.

Risk factors and uncertainties, both known and unknown, could cause actual results to differ materially from the anticipated results or expectations expressed in this press release, include, without limitation: the ability of IMC to complete its acquisition of MYM on the terms contemplated or at all; the Company's ability to capture the benefits associated with its acquisition of Trichome Financial Inc. ("Trichome"); risks related to Trichome's lending operations; a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces; the Israeli government deciding to delay or abandon the legalization of adult-use recreational cannabis in Israel; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany and other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; engaging in activities considered illegal under United States federal law; risks of product liability and other safety-related liability as a result of usage of the Company's cannabis products; any failure of IMC to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Adjupharm and Focus Medical to deliver on their respective sales commitments; the risk that regulatory authorities in Israel may view IMC as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; any inability of the Company to comply with and maintain in good standing with the Israeli Ministry of Health and/or the Israeli Medical Cannabis Agency any licenses required to conduct its operations; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health on similar or better terms; any failure to obtain the requisite business permits in the State of Israel; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; the Company's ability to maintain or improve the brand position of the IMC brand in relevant cannabis markets; political instability and conflict in the Middle East; adverse market conditions; the ability of the Company to access future financing if needed or on terms acceptable to the Company; the lack of merger and acquisition opportunities; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; interest rate and currency fluctuations; increasing competition; industry consolidation; failure to meet the continued listing requirements of the Nasdaq Capital Market and the Canadian Securities Exchange; and loss of key management and/or employees.

Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. The forward-looking information contained herein is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CONTACTS:

Oren Shuster

CEO, IM Cannabis Corp.

+972-77-3603504

info@imcannabis.com

Caitlin Kasunich

Media Relations - U.S.

+1 212-896-1241

ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092

gwilder@cohnwolfe.ca

Elizabeth Barker

Investor Relations

+1 212-896-1203

ebarker@kcsa.com